January 16, 2007	Deborah S. Froling
202.857.6075 DIRECT
202.857.6395 FAX
froling.deborah@arentfox.com

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ICON Income Fund Ten, LLC (File No. 000-50654)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
ICON Income Fund Nine, LLC (File No. 000-50217)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-K/A for the Fiscal Year Ended December 31, 2005

Dear Mr. Cash:

On behalf of our clients, ICON Income Fund Ten, LLC (“Fund Ten”) and ICON Income Fund Nine, LLC (“Fund Nine”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated December 29, 2006, with respect to the reports set forth above. In addition, please note for the Staff’s records that the fax number for the manager of each of Fund Ten and Fund Nine is (212) 418-4739.

The Staff’s comments are set forth below in bold, followed by each of Fund Ten’s and Fund Nine’s responses to each comment.

General

1.	Unless otherwise noted, the comments below apply to each of the following funds:

•	ICON Income Fund Nine, LLC
•	ICON Income Fund Ten, LLC

2.	Please file all appropriate Exchange Act filings for ICON Income Fund Nine, LLC, including, but not limited to the current delinquent Form 10-Qs.

Response: Fund Nine is endeavoring to file all of its Exchange Act filings, including the Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 as soon as it is practicable.

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Form 10-K for the Fiscal Year Ended December 31, 2005

Contractual Obligations and commitments, page 24

3.
In future annual filings, please expand your table of contractual obligations or provide footnote disclosure to the table to include the estimated cash requirements for interest on your non recourse debt. Refer to footnote 46 of Release No. 33-8350, Interpretation -Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.

Response: In their future annual filings, each of Fund Nine and Fund Ten undertakes to expand its table of contractual obligations or provide footnote disclosure to the tables to include its estimated cash requirements for interest on its non-recourse debt.

Item 9A. Controls and Procedures, page 57

4.
We note that your disclosure controls and procedures for ICON Income Fund Nine, LLC “were not effective as of December 31, 2005 to properly record the correct accounting treatment for certain transactions described in the 2004 10-K.” However, your disclosure does not provide the correct definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). Please amend your disclosure to state that your disclosure controls and procedures were not effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act were recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Response: Fund Nine has filed Amendment No. 2 to its Form 10-K for the Fiscal Year Ended December 31, 2005 (“Amendment No. 2”), which includes a revised Item 9A., that states the following: Our Manager’s Chief Executive Officer and Principal Financial and Accounting Officer concluded that our Manager’s disclosure controls and procedures were not effective as of December 31, 2005 to ensure that the correct accounting treatment for certain transactions disclosed in the 2004 10-K which transactions were required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 were recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

5.
Please amend your document for ICON Income Fund Nine, LLC to remove the language indicating that your disclosure controls and procedures were effective as of the filing date of your annual report as this determination should be as of the date of the financial statements, as stated in Item 307 of Regulation S-K. In addition, please revise your disclosure to indicate when remediation of the weakness is expected to be completed.

Response: In the revised Item 9A. included in Amendment No. 2, Fund Nine has deleted the language that indicated that its disclosure controls and procedures were effective as of the filing date of its annual report. In addition, the revised Item 9A. includes disclosure stating when Fund Nine expects the remediation of the weakness to be completed.

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Form 10-K/A for the Fiscal Year Ended December 31, 2005

6.
Please amend your Form 10-K/A for ICON Income Fund Nine, LLC to include Item 8, Consolidated Financial Statements, in its entirety. As required by Exchange Act Rule 12b-15, an amendment should contain the complete text of the item being amended. Therefore, a change in the text of the “Report of Independent Registered Public Accounting Firm” requires resubmission of the audit opinion, as well as your consolidated financial statements and notes thereto.

Response: Fund Nine has included the entire Item 8 in Amendment No. 2, including the corrected audit opinion and the consolidated financial statements and notes thereto.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 6 - Joint Ventures - ICON EAM, LLC, page 11

7.
Form 10-Q for ICON Income Fund Ten, LLC indicates that the warrants to acquire 7.4 million shares of Energy Asset Management plc’s stock are accounted for under SFAS 115, as available for sale securities, on the balance sheet of ICON EAM, LLC. Since it does not appear that the warrants have a readily determinable fair value, please tell us how you determined that these equity securities should be classified as available for sale under SFAS 115. See paragraph 3 of SFAS 115 for guidance.

Response: As disclosed in Fund Ten’s Form 10-Qs for the quarterly periods ending March 31, 2006, June 30, 2006 and September 30, 2006, on December 29, 2005, ICON EAM LLC (“ICON”), a joint venture between Fund Ten and one of its affiliates, entered into a transaction to provide industrial gas meters and accompanying data gathering equipment to EAM Assets Ltd. (“EAM”), a United Kingdom private entity. EAM was owned by Energy Asset Management plc (“Energy”), also a private entity at December 31, 2005. As part of the consideration for the transaction, ICON received warrants from EAM to acquire 3% of Energy’s outstanding common stock. Fund Ten’s Manager determined the initial value of the warrants to be de minimis because the warrants were for 3% of the outstanding stock of a private entity in a recently deregulated industry.

At the time of the transaction, Energy was in the process of completing a reverse merger with a United Kingdom public entity, Ricmore Plc. (“Ricmore”), which was traded on the AIM exchange. The reverse merger was completed on March 9, 2006. After completion of the reverse merger, Ricmore changed its name to Energy Asset Management plc and uses the ticker symbol EAM.

EAM, the entity that issued the warrants, is traded on the AIM exchange in the United Kingdom, a public exchange. As of March 9, 2006, the warrants have a readily determinable value and SFAS 115 should be used to value the warrants going forward.

SFAS 115 defines fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquation sale. If a quoted market price is available for an instrument, the fair value to be used in applying SFAS 115 is the product of the number of trading units of the instrument times its market value. If a quoted market price is not available, the estimate of fair value should be based on the best information available under the circumstances. The estimate of fair value should consider prices for similar assets and the results of valuation techniques to the extent available under the circumstances. Examples of valuation techniques include the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved, option-pricing models, matrix pricing, option-adjusted spread models, and fundamental analysis. Valuation techniques for measuring assets should be consistent with the objective of measuring fair value. Those techniques should incorporate assumptions that market participants would use in their estimates of values, including assumptions about interest rates, default probabilities, prepayment, and volatility.

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The Manager of Fund Ten believes that the AIM exchange meets the criteria of paragraph 3.b. of SFAS 115 for a foreign market to be considered comparable to the breadth and scope of the U.S. markets mentioned in paragraph 3.a. of SFAS 115. Because the AIM exchange meets the requirements of paragraph 3.b. of SFAS 115, the warrants do have a readily determinable fair value using the current stock price and an option-pricing model, such as the Black-Scholes option pricing model.

Each of Fund Nine and Fund Ten acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions in connection with the Registrant’s responses to your comments, please feel free to call me at (202) 857-6075 or Joel S. Kress, General Counsel of ICON Capital Corp at (212) 418-4711.

Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

cc:  Joel S. Kress, ICON Capital Corp.

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